UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 333-296228

DSC Holdings Ltd.
(Translation of registrant's name into English)

No. 2 Wangjiang North Road, Room 148
Zhongshan Community, Baiyun Street
Dongyang, Jinhua City,
Zhejiang Province, People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]      Form 40-F [  ]

EXHIBIT INDEX

Exhibit No.	Description

99.1	Adoption of 2026 Share Incentive Plan and Adjustment to Exercise Prices of Certain Outstanding Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSC Holdings Ltd.
(Registrant)

Date: August 11, 2026	/s/ Qin Zou
Qin Zou
Chief Financial Officer, Director